Exhibit 99.22

LINEAR GOLD CORP

Linear Gold Corp. Announces

$20 Million Offering

For Immediate Release

February 1, 2007 - Halifax, Nova Scotia – Linear Gold Corp. (LRR.TSX) is pleased to announce that it has entered into an agreement with a syndicate of underwriters lead by Sprott Securities Inc. and including Orion Securities Inc. and Haywood Securities Inc. pursuant to which the underwriters have agreed to purchase 4,000,000 Units, at a price of $5.00 per Unit for aggregate proceeds to Linear Gold of $20 million.  The Underwriters have the option to purchase up to an additional $5 million of Units at the issue price at any time prior to the closing of the offering.  Each Unit will consist of one common share and one-half of one common share purchase warrant.  Each whole warrant will entitle the holder to acquire a common share at a price of $5.50 for a period of 24 months following the closing date.

The offering is scheduled to close on or about February 22, 2007 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

Net proceed from the offering will be used to advance the exploration of the Ixhuatan Project and for general corporate purposes.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICESOR FOR DISSEMINATION IN THE U.S.

For further information contact:

Linear Gold Corp.

Wade K. Dawe

President

(902) 422-1421

Website: www.lineargoldcorp.com

Linear Gold Corp.

2000 Barrington St., Suite 502, Halifax, NS, Canada  B3J3K1

Telephone: (902) 422-1421  Facsimile:  (902) 491-4281    Internet: www.lineargoldcorp.com